Filed by Marriott International, Inc.

Pursuant to Rule 425 under the

Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934 as amended

Subject Company:

Starwood Hotels & Resorts Worldwide, Inc.

Commission File No.: 001-07959

The following are communications are (i) a transcript of a video statement by Arne Sorenson, President and Chief Executive Officer of Marriott International (ii) Tweets by Marriott International under the Twitter handle @MarriottIntl (https://twitter.com/MarriottIntl):

(i)

Transcript

Arne Sorenson: Early this week we announced the exciting news that Marriott would be acquiring Starwood. I’ve had an opportunity to talk to the financial community and the associates of both companies. And now I’d like to take this opportunity to speak to our guests.

Our guests are what make us passionate about doing our jobs every day. This merger gives us the ability to take two great companies and keep the very best of each of them. We will ensure that the things you love about Marriott and Starwood are prioritized as we strive towards our vision of being the world’s favorite travel company.

This will be particularly true for our loyalty programs. The top priority for us as we come together is to treat our guests with the care and attention they deserve. We recognize that Marriott Rewards and Starwood Preferred Guest, or SPG, are two of the finest loyalty programs in the industry, each with devoted followers. While we will be spending a great deal of time in the coming months developing our strategy for SPG and Marriott Rewards, our members should take comfort in the fact that we know without a doubt these loyalty programs are the most powerful tool we have for developing strong relationships with our guests. The SPG program was one of the most attractive aspects of our acquisition of Starwood. To state the obvious, devaluing points or member benefits is not the way to preserve and strengthen these programs.

As the merger of the two companies progresses, we will share more information as well as create an opportunity for travel thought leaders and members to provide input. The insights we gather will be instrumental in helping us deliver the most rewarding experiences for you, our most loyal guests.

With this merger, we have a tremendous opportunity. We plan to embrace it to create a hospitality loyalty program that values the best of both programs and then some. Thank you and safe travels.

(ii)

•	New @LinkedIn blog from $MAR CEO: “Marriott Starwood Merger: Top Priority is People” http://bit.ly/1SM2RpO
•	Marriott CEO: We’re listening to guests & plan to create the industry’s finest loyalty program http://bit.ly/1SMe5dT

Note on forward-looking statements

This communication contains “forward-looking statements” within the meaning of U.S. federal securities laws, including the parties’ plans for closing the transaction; the resulting impact on the size of Marriott’s operations; statements concerning the benefits of the transaction, including the combined company’s future financial and operating results, plans and expectations; and anticipated future events and expectations that are not historical facts. We caution you that these statements are not guarantees of future performance and are subject to numerous risks and uncertainties, including the receipt of necessary consents, and other risk factors that we identify in our most recent quarterly report on Form 10-Q and in our most recent current report on Form 8-K. Any of these factors could cause actual results to differ materially from the expectations we express or imply in this communication. We make these forward-looking statements as of the date of this communication. We undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

No Offer of Solicitation

The information in this communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Additional Information and Where to Find It

The proposed transaction will be submitted to Marriott’s and Starwood’s stockholders for their consideration. In connection with the proposed transaction, Marriott will file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of Marriott and Starwood that will also constitute a prospectus of Marriott. Investors and security holders are urged to read the joint proxy statement and registration statements/prospectuses and any other relevant documents filed with the SEC when they become available, because they will contain important information. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus and other documents (when available) that Marriott and Starwood file with the SEC at the SEC’s website at www.sec.gov. In addition, these documents may be obtained from Marriott free of charge by directing a request to investorrelations@marriott.com, or from Starwood free of charge by directing a request to ir@starwoodhotels.com.

Participants in Solicitation

Marriott, Starwood, and certain of their respective directors and executive officers may be deemed to be participants in the proposed transaction under the rules of the SEC. Investors and security holders may obtain information regarding the names, affiliations and interests of Marriott’s directors and executive officers in Marriott’s Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 19, 2015, and its proxy statement for its 2015 Annual Meeting, which was filed with the SEC on April 7, 2015. Information regarding the names, affiliations and interests of Starwood’s directors and executive officers may be found in Starwood’s Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 25, 2015, and its definitive proxy statement for its 2015 Annual Meeting, which was filed with the SEC on April 17, 2015. These documents can be obtained free of charge from the sources listed above. Additional information regarding the interests of these individuals will also be included in the joint proxy statement/prospectus regarding the proposed transaction when it becomes available.